UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 9, 2013

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	NEATHOUSE PLACE, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Company Secretariat
	BHP Billiton Limited	BHP Billiton Plc
	171 Collins Street	Neathouse Place
	Melbourne Victoria 3000 Australia	London SW1V 1BH UK
	GPO BOX 86	Tel +44 20 7802 4000
	Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
	Tel +61 1300 554 757 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

9 December 2013

To:	Australian Securities Exchange[1]	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

INVESTOR BRIEFING

BHP Billiton Chief Executive Officer, Andrew Mackenzie, will present at the Company’s Petroleum investor briefing in Houston, USA on Monday, 9 December 2013.

When discussing his presentation, Mr Mackenzie said: “We are pleased to host an important shareholder event in Houston and look forward to discussing the exciting outlook for our Petroleum business.

“Our high quality, diversified resource portfolio and proven strategy have delivered outstanding results for our shareholders and we aim to extend this strong track record.

“Our production guidance remains unchanged and we expect to deliver growth of 16 per cent, in copper equivalent terms, over the next two years.”

When discussing strategy, Mr Mackenzie said: “The Company’s productivity agenda has the potential to create more value than anything else we do. With all of our operations now on a common information management platform, we can replicate best practice and improve operational performance across the Group. By generating more volume from our existing equipment and lowering unit costs, we will continue to build on the US$2.7 billion reduction in controllable cash costs delivered in the 2013 financial year.

“Our productivity agenda extends to our development projects where we are pursuing a higher rate of return on incremental investment by significantly increasing internal competition for capital and driving project costs down. A 25 per cent reduction in capital and exploration expenditure is planned for this financial year and our level of investment will decline again next year.

“The quality and breadth of our portfolio will also allow us to further simplify our business, while retaining the benefits of diversification. A focus on our four key pillars and their major operations will ultimately deliver higher growth, higher margins and stronger investment returns. We have completed six major transactions delivering proceeds of US$6.5 billion, with US$2.2 billion received this financial year.”

Mr Mackenzie concluded by saying: “If we keep getting the basics right and deliver on our commitments, we will substantially increase free cash flow and grow total returns for our shareholders.”

A copy of the materials to be presented on Monday, 9 December 2013 is attached.

[1]	This release was made outside the hours of operation of the ASX market announcements office.

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street Melbourne Victoria 3000 Australia	Registered Office: Neathouse Place London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

The tour will continue on Tuesday 10 December 2013, with the remaining material released on that day.

Further information on BHP Billiton can be found at: www.bhpbilliton.com

Nicole Duncan
Company Secretary
BHP Billiton Limited

Media Relations	Investor Relations

Australia	Australia

Emily Perry	James Agar
Tel: +61 3 9609 2800 Mobile: +61 477 325 803	Tel: +61 3 9609 2222 Mobile: +61 467 807 064
email: Emily.Perry@bhpbilliton.com	email: James.Agar@bhpbilliton.com

Fiona Hadley	Andrew Gunn
Tel: +61 3 9609 2211 Mobile: +61 427 777 908	Tel: +61 3 9609 3575 Mobile: +61 402 087 354
email: Fiona.Hadley@bhpbilliton.com	email: Andrew.Gunn@bhpbilliton.com

Eleanor Nichols	United Kingdom and South Africa
Tel: +61 3 9609 2360 Mobile: +61 407 064 748
email: Eleanor.Nichols@bhpbilliton.com	Tara Dines Tel: +44 20 7802 7113 Mobile: +44 7825 342 232
email: Tara.Dines@bhpbilliton.com

United Kingdom	Americas

Ruban Yogarajah	James Agar
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022	Tel: +61 3 9609 2222 Mobile: +61 467 807 064
email: Ruban.Yogarajah@bhpbilliton.com	email: James.Agar@bhpbilliton.com

Jennifer White	Matt Chism
Tel: +44 20 7802 7462 Mobile: +44 7827 253 764	Tel: +1 713 599 6158 Mobile: +1 281 782 2238
email: Jennifer.White@bhpbilliton.com	email: Matt.E.Chism@bhpbilliton.com

Americas

Jaryl Strong
Tel: +1 713 499 5548 Mobile: +1 281 222 6627 email: Jaryl.Strong@bhpbilliton.com

2

Primed to deliver strong growth in free cash flow
Andrew Mackenzie
Chief Executive Officer
9 December 2013
bhpbilliton
resourcing the future

Disclaimer
bhpbilliton
resourcing the future
Forward-looking statements
This presentation includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events, conditions, circumstances and the future financial performance of BHP Billiton, including for capital expenditures, production volumes, project capacity, and schedules for expected production. Often, but not always, forward-looking statements can be identified by the use of the words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, conditions, circumstances or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed or implied in the statements contained in this presentation. For more detail on those risks, you should refer to the sections of our annual report on Form 20-F for the year ended 30 June 2013 entitled “Risk factors”, “Forward looking statements” and “Operating and financial review and prospects” filed with the U.S. Securities and Exchange Commission. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. Forward-looking statements speak only as of the date of this presentation. BHP Billiton will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority. All estimates and projections in this presentation are illustrative only. Our actual results may be materially affected by changes in economic or other circumstances which cannot be foreseen. Nothing in this presentation is, or should be relied on as, a promise or representation either as to future results or events or as to the reasonableness of any assumption or view expressly or impliedly contained herein. Nothing in this presentation should be interpreted to mean that future earnings per share of BHP Billiton Plc or BHP Billiton Limited will necessarily match or exceed its historical published earnings per share.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This presentation also includes certain non-IFRS measures including Attributable profit excluding exceptional items, Underlying EBITDA interest coverage, Underlying effective tax rate, Underlying EBIT margin, Underlying EBITDA margin and Underlying return on capital. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review.
UK GAAP financial information
Certain historical financial information for periods prior to FY2005 has been presented on the basis of UK GAAP, which is not comparable to IFRS or US GAAP. Readers are cautioned not to place undue reliance on UK GAAP information.
No offer of securities
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction.
Reliance on third party information
The views expressed in this presentation contain information that has been derived from publicly available sources or provided by third parties and has not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.
BHP Billiton Investor briefing, December 2013 Slide 2

Primed to deliver strong growth in free cash flow
bhpbilliton
resourcing the future
Extending our strong track record
The premier diversified resource portfolio
Unchanged production guidance for our high margin businesses
Our productivity agenda has strong momentum
Intense competition for capital is driving investment returns higher
Portfolio simplification will remain a key differentiator
BHP Billiton Investor briefing, December 2013 Slide 3

Extending our strong track record
bhpbilliton
resourcing the future
Our high quality, diversified resource portfolio and proven strategy has delivered outstanding results1
– average EBIT margin of 41%
– a superior return on capital employed
– a CAGR for our progressive ‘base’ dividend of 18%
– US$59.1 billion2 returned to shareholders, representing 48% of Underlying earnings
Our productivity based plan has been clearly articulated to shareholders
We will grow total shareholder returns by doing the basics right and by delivering on our commitments
Strong growth in total shareholder returns3
(TSR, 31 October 2003 = 100)
800
600
400
200
0
CAGR 18%
CAGR 13%
CAGR 8%
Oct 03 Oct 05 Oct 07 Oct 09 Oct 11 Oct 13
BHP Billiton Plc dividend BHP Billiton Plc share price
FTSE 100 ASX 200
Source: Datastream; BHP Billiton analysis.
1. Calculated over the period from FY04 to FY13 inclusive.
2. Includes buy-backs and dividends.
3. TSR calculated in US dollar terms.
BHP Billiton Investor briefing, December 2013 Slide 4

The premier diversified resource portfolio
bhpbilliton
resourcing the future
FY13 to FY15 production growth contribution
Other 2%
Copper 10%
Coal 19%
Iron Ore 37%
Petroleum 32%
WAIO
(Iron ore)
FY13 to FY15 forecast production growth
<5% >5%
Queensland Coal
(Metallurgical coal)
Onshore US (Oil & gas)
Gulf of Mexico
(Oil & gas)
Escondida (Copper)
Note: Bubble size represents FY13 copper equivalent production from continuing operations.
BHP Billiton Investor briefing, December 2013 Slide 5

Unchanged production guidance for our high margin businesses bhpbilliton
resourcing the future
Group production1
(FY04 = 100)
200
150
100
50
0
FY04 – FY13 CAGR: 4%
CAGR 8%
FY04 FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14e FY15e
Source: BHP Billiton analysis.
1. Calculated in copper equivalent terms for continuing operations using FY13 average realised prices.
BHP Billiton Investor briefing, December 2013 Slide 6

Iron Ore: targeting the capital efficient tonne
bhpbilliton
resourcing the future
Tracking well to deliver 13% growth in production this year
– FY14 production guidance for WAIO recently increased to 212 mt1
– first production achieved at Jimblebar in Q1 FY14, six months ahead of schedule
Targeting capital efficient growth in WAIO supply chain capacity to 260-270 mtpa1
– our decision to replace shiploaders 1 & 2 will enhance inner harbour reliability and increase loading capacity
– Jimblebar mine readily expandable from 35 mtpa1 to 55 mtpa1
– debottlenecking can unlock a further +20 mtpa1 of capacity across our portfolio of mines
Iron ore production (million tonnes, BHP Billiton share)
200
150
100
50
0
+13% increase
YTD Nov 13
FY13
FY14e
actual estimate
1. 100% basis.
BHP Billiton Investor briefing, December 2013 Slide 7

Coal: running at capacity at Queensland Coal
bhpbilliton
resourcing the future
Unchanged production guidance
– metallurgical coal production to grow by 9% to 41 mt1
– energy coal production to remain unchanged at 73 mt1
Queensland Coal continues to run at supply chain capacity
Illawarra Coal’s Dendrobium mine has restarted longwall production following recent operational challenges
Majority of projects will deliver first production before the end of CY15
– Caval Ridge remains on track with first production scheduled for CY14
Queensland Coal capacity is expected to increase to 66 mtpa2 by the end of CY14
Metallurgical coal production
(million tonnes, BHP Billiton share)
50
40
30
20
10
0
+9% increase
YTD Nov 13
FY13 FY14e
actual estimate
Energy coal production
(million tonnes, BHP Billiton share)
80
60
40
20
0
YTD Nov 13
FY13 FY14e
actual estimate
1. BHP Billiton share.
2. 100% basis.
BHP Billiton Investor briefing, December 2013 Slide 8

Copper: on track to produce 1.3 million tonnes at Escondida in FY15 bhpbilliton
resourcing the future
Unchanged production guidance
– 1.7 mt1 of total copper in FY14
– Escondida to deliver copper production of 1.1 mt2 in FY14 and 1.3 mt2 in FY15
Antamina is expected to achieve record production in H1 FY14
A strong recovery in production is anticipated at Spence during the remainder of FY14
A maintenance outage at Olympic Dam in H2 FY14 will deliver an improvement in smelter performance
Major projects at Escondida remain on schedule and budget
– OGP1 concentrator will be completed in H1 CY15 and will increase throughput capacity by another 13%
Copper production
(thousands tonnes, equity share1)
1,800
1,500
1,200
900
600
300
0
YTD Nov 13
FY13 FY14e
actual estimate
1. All figures are equity share except for Escondida which as a result of IFRS 10 is now reported on a 100% basis.
2. 100% basis.
BHP Billiton Investor briefing, December 2013 Slide 9

Our productivity agenda has strong momentum
bhpbilliton
resourcing the future
Our productivity initiatives continue to deliver more volume from existing equipment and lower unit costs
This is one of the most value accretive activities that we can undertake
100% of our operations are now on our unique 1SAP system
We continue to build on the US$2.7 billion reduction in controllable cash costs achieved in FY13
Integrated Remote Operating Centre (WAIO)
BHP Billiton Investor briefing, December 2013 Slide 10

Our productivity agenda has strong momentum
bhpbilliton
resourcing the future
Our productivity initiatives continue to deliver more volume from existing equipment and lower unit costs
This is one of the most value accretive activities that we can undertake
100% of our operations are now on our unique 1SAP system
We continue to build on the US$2.7 billion reduction in controllable cash costs achieved in FY13
– +20% increase in shovel productivity achieved at Western Australia Iron Ore over the recent 12 month period
WAIO R996 shovel productivity
(index, July 2012 annualised total movement = 100)
140
120
100
80
+20% improvement over the past 12 months
Jul 12 Oct 12 Jan 13 Apr 13 Jul 13 Oct 13
BHP Billiton Investor briefing, December 2013 Slide 11

Our productivity agenda has strong momentum
bhpbilliton
resourcing the future
Our productivity initiatives continue to deliver more volume from existing equipment and lower unit costs
This is one of the most value accretive activities that we can undertake
100% of our operations are now on our unique 1SAP system
We continue to build on the US$2.7 billion reduction in controllable cash costs achieved in FY13
– +20% increase in shovel productivity achieved at Western Australia Iron Ore over the recent 12 month period
– higher feed rates and run hours facilitated a 7% increase in South Walker Creek coal preparation plant production in Q1 FY14
BMC South Walker Creek CPP throughput (feed rate performance, tonnes per hour)
880
850
820
790
760
730
700
FY14 budget1
FY12 FY13 Jul 13 Aug 13 Sep 13 Oct 13 Nov 13 MTD
1. Represents the FY14 budget for average feed rate performance.
BHP Billiton Investor briefing, December 2013 Slide 12

Competition for capital will increase returns and deliver strong growth in free cash flow bhpbilliton
resourcing the future
Our investment plans have been optimised for value
Capital and exploration expenditure will decline by 25% in FY14 and further thereafter
We will continue to invest selectively through the cycle
– the majority of capital will be directed towards lower risk, high return brownfield projects
This disciplined approach will generate a higher rate of return on incremental investment and substantial growth in free cash flow
Expenditure profile for our major projects in execution1 (US$ billion)
FY13 FY14e FY15e FY16e
1. Forecast capital expenditure for our major projects as reported in the Exploration & Development Report for 30 June 2013; and includes the Escondida Water Supply Project and investment at Jansen. The expenditure profile has not been adjusted for IFRS 10 and 11 accounting standards. Relates to all announcements of capital expenditure for major projects and pre-commitments.
BHP Billiton Investor briefing, December 2013 Slide 13

Portfolio simplification will remain a key differentiator
bhpbilliton
resourcing the future
The quality and breadth of our portfolio will enable us to further simplify our business whilst maintaining the benefits of diversification
A focus on our four key pillars and their major operations will deliver higher growth, higher margins and stronger investment returns
Since the beginning of FY13, we have completed six transactions for proceeds of US$6.5 billion
– US$2.2 billion received in FY14
We will retain our focus on shareholder value
Growth1 (% copper equivalent production CAGR)
12
11
10
9
8
7
6
Note: Bubble size represents Underlying EBIT FY09 - FY13 continued simplification and productivity gains
Four Pillars3,4
current3
35 40 45 50 55 60
EBIT margin2
1. Based on copper equivalent production calculated using FY13 average prices. CAGR relates to FY13 to FY15 growth.
2. Refers to the average Underlying EBIT margin FY09 to FY13 inclusive. Excludes Group and unallocated items.
3. Excludes Group and unallocated items, diamonds and titanium minerals.
4. Four Pillars are Iron Ore, Petroleum, Copper and Coal.
BHP Billiton Investor briefing, December 2013 Slide 14

Primed to deliver strong growth in free cash flow
bhpbilliton
resourcing the future
Extending our strong track record
The premier diversified resource portfolio
Unchanged production guidance for our high margin businesses
Our productivity agenda has strong momentum
Intense competition for capital is driving investment returns higher
Portfolio simplification will remain a key differentiator
This strategy will generate strong growth in free cash flow
BHP Billiton Investor briefing, December 2013 Slide 15

bhpbilliton
resourcing the future

Shanghai
Global energy outlook
Mark Swinnerton
Vice President, Market Analysis
9 December 2013
bhpbilliton
resourcing the future

Key themes
bhpbilliton
resourcing the future
Global GDP growth will be driven by the emerging economies
China’s growth model is in transition and evidence of progress is building
India’s economic growth will be cyclical and its energy demand will be significant
Substitution in the energy complex allows for a more robust and secure supply base
Industry economics and policy will influence longer term energy demand
Our uniquely diversified energy portfolio is a major differentiator
BHP Billiton Investor briefing, December 2013 Slide 18

A diversified energy portfolio is a key differentiator
bhpbilliton
resourcing the future
Global energy demand forecast to grow at 1.3% CAGR1 between 2010 and 2030
Two thirds of growth to come from Asia, with China and India adding 1,870 GW of generation capacity
Policy will impact the energy landscape, as environmental and security considerations play into both supply and demand
Even with rapid substitution towards renewable electricity generation, demand for all energy fuels is expected to grow
Only a diversified portfolio will provide exposure to the demand growth that is anticipated across the energy complex
Global energy outlook by region
(%)
100
80
60
40
20
0
1980 1990 2000 2010 2020 2030
China India non-OECD other USA OECD other
Source: Energy Balances ©OECD/IEA, 2013, World Energy Outlook ©OECD/IEA, 2012, New Policies Scenario of World Energy Outlook ©OECD/IEA, 2013.
1. Compound annual growth rate.
BHP Billiton Investor briefing, December 2013 Slide 19

The emerging world will continue to increase its share of global GDP bhpbilliton
resourcing the future
Developed economies underpinned global growth before 2000, however global energy demand per capita progressively contracted
As China integrated into the global economy, per capita use of energy increased
This trend is expected to continue as other emerging economies (e.g. India, ASEAN) progressively develop
A larger percentage of global population achieving higher levels of wealth will impact energy demand
– potential for over 50 million vehicles to be produced annually in Asia by 2020
– potential for over 100 million new air conditioner units to be installed in India by 2030
Share of population and GDP
(% of global) (index, 1980=100)
100
80
60
40
20
0
140
120
100
80
60
40
1980 1990 2000 2010 2020 2030
Emerging economies—share of GDP Emerging economies—share of population Global energy use per capita (RHS)
Note: “Developed Economies” + “Emerging Economies” = World.
Source: IMF, IHS Global Insight, Energy Balances ©OECD/IEA, 2013, New Policies Scenario of World Energy Outlook ©OECD/IEA, 2013.
BHP Billiton Investor briefing, December 2013 Slide 20

Emerging economies are driving energy consumption growth
bhpbilliton
resourcing the future
Developed economies
Per capita energy consumption has shown limited growth and is projected to decline as energy efficiency measures intensify
Increase in energy consumption is driven by population growth more than wealth
Emerging economies
Energy demand is driven by economic activity and population growth
Activities are increasingly energy intensive
Energy efficiency measures are weaker due to barriers to implementation, including cost
OECD forecast energy demand
(Btoe) (index, 1980=100)
12
9
6
3
0
180
150
120
90
60
1980 1990 2000 2010 2020 2030
Total Primary Demand (LHS)
Energy use per capita (RHS)
Non-OECD forecast energy demand
(Btoe) (index, 1980=100)
12
9
6
3
0
180
150
120
90
60
1980 1990 2000 2010 2020 2030
Note: “Developed Economies” + “Emerging Economies” = World.
Source: IMF, IHS Global Insight, Energy Balances ©OECD/IEA, 2013, New Policies Scenario of World Energy Outlook ©OECD/IEA, 2013.
BHP Billiton Investor briefing, December 2013 Slide 21

The developed world will continue to push the productivity frontier bhpbilliton
resourcing the future
Research and development continues to be driven by developed economies
The developed world is home to some of the most innovative and productive companies
Conditions for manufacturing in the United States have become more favourable
– supportive exchange rate (down 30% from the peak in early 2002)
– strong productivity performance
– total consumer spending in the United States is still four times larger than China
Research and development spending in 2010
(US$ billion, 2005 PPP)
China
Japan
United States
OECD
160
129
368
872
USA manufacturing productivity
(index 2009=100)
120
110
100
90
2009 2010 2011 2012 2013
Note: Productivity index—output per hour manufacturing. Source: OECD, BLS.
BHP Billiton Investor briefing, December 2013 Slide 22

China’s growth model is in transition
bhpbilliton
resourcing the future
The share of investment in China’s economy is high
This is in part driven by a high savings rate that generates significant funds for investment
Over time, the savings rate will revert to more typical levels due to
– demographic changes
– lower marginal returns from investment
To avoid the middle income trap China must shift the focus from rapid capital accumulation to productivity and domestic consumption
Share of investment 2012
(share of GDP, %)
50
40
30
20
10
0
China Korea Japan United States
Household savings rate
(% of disposable income, average of 2007-2011)
50
40
30
20
10
0
China Korea Japan United States
Source: Investment – IHS Global Insight, Household Savings – NBS, OECD.
BHP Billiton Investor briefing, December 2013 Slide 23

The government in China is driving reform
bhpbilliton
resourcing the future
The outcome of the 3rd Plenary Session of the 18th Communist Party of China Central Committee was positive with a list of comprehensive reforms announced
The role of markets and the private sector will be prioritised to enable efficient resource allocation (energy, land and labour)
Interest rates will continue to be reformed so that the financial system allocates capital to its most productive use
Share of investment by state-owned enterprises
(%)
60
40
20
0
2004 2005 2006 2007 2008 2009 2010 2011 2012
Share of loans above the benchmark rate
(%)
80
60
40
20
0
2008 2009 2010 2011 2012 2013
Source: NBS; PBoC.
BHP Billiton Investor briefing, December 2013 Slide 24

India has lost momentum in the short term
bhpbilliton
resourcing the future
GDP growth has slowed in recent years however it remains within the historical range
The slowdown is attributable to capacity constraints and inflation
Despite slower growth the economy has made progress in recent years
– capital stock continues to accumulate
– progress on energy pricing reforms
– public service electronic identification scheme enabling direct entitlement payments
Further policy initiatives appear to be on hold until elections are held next year
GDP growth
(year-on-year % change)
12
9
6
3
0
1982 1992 2002 2012
Real capital stock
(INR trillion)
200
150
100
50
0
1981 1986 1991 1996 2001 2006 2011
Note: 2004-05 INR. “2012” = FY ending March 2013. Source: CSO.
BHP Billiton Investor briefing, December 2013 Slide 25

India still has significant long term potential
bhpbilliton
resourcing the future
India’s current wealth per capital is similar to China in 2000
Demographics are favourable for growth
The industrial sector will be key to India’s development
– as wealth rises, demand for industrial goods will increase
– insufficient exportable services exist to facilitate the import of large volumes of industrial goods
– for example, Information Technology and Business Services, while highly successful, represent less than 5% of the economy
Per capita GDP relative to US
(US = 100)
20
15
10
5
0
China India
1991 1996 2001 2006 2011
Working age population
(million persons)
1,200
900
600
300
0
China India
1980 1990 2000 2010 2020 2030 2040
Note: Population aged 15-65.
Source: Penn World Table Version 8.0; UN Population 2012.
BHP Billiton Investor briefing, December 2013 Slide 26

ASEAN members are performing well and will play a key role in future growth bhpbilliton resourcing the future South East Asia has displayed strong growth over the past decade The largest four countries by population in ASEAN represent over 500 million people For these four countries, the combined average GDP per capita remains under US$5000, indicating significant upside potential GDP growth between 2002—2012 (% CAGR) 12 8 4 0 China India ASEAN-6 Africa Russia Latin America North America OECD Eurozone 2012 2002-2012 Population GDP Growth Country
(millions) (CAGR) Indonesia 245 5.7% Philippines 97 5.2% Vietnam 90 7.0% Thailand 70 4.2% Malaysia 29 5.1% Singapore 5
6.0% Source: IHS Global Insight. BHP Billiton Investor briefing, December 2013 Slide 27

Global energy consumption will be driven by electrification and transport	bhpbilliton resourcing the future

Population with access to electricity (billion people)
9 8 +1.7 1.0 No access 7 Billion 1.3 1.5 Other 6 5 1.1 1.6 Africa 4 1.0 3 2 4.2 Asia 3.5 1 0 2010 2030 Asia Africa other no access
Source: World Energy Outlook ©OECD/IEA, 2012; IMF; IHS Global Insight. Passenger car penetration (number of vehicles per thousand population)
800 US 700 600 Australia 500 Germany UK 400 Italy 300 Japan 200 Mexico
Brazil 100 Indonesia China India 0 1 10 100
GDP/capita (US$000/capita log scale)
Note: 2011 penetration and GDP/capita in
China, 2010 in India, 2009 in remaining. Source: BBVA; HSBC Research; BHP Billiton analysis.

BHP Billiton Investor briefing, December 2013	Slide 28

bhpbilliton
resourcing the future
Asia represents the bulk of energy consumption growth
Primary energy demand is expected to grow by 1.3% p.a to 2030, presenting opportunities across multiple sectors, fuels and regions
Energy demand growth in China and India to 2030 is equivalent to the amount of energy consumed in the United States today
Electricity generation is expected to grow by 2.3% to 2030
- China will require 1,340 GW of new capacity, more than twice current global wind and solar capacity
- India will require over 530 GW of new capacity, more than the current gas capacity of the United States
Primary energy demand growth by region
(Btoe, index 2010 = 100)
140
1.3% CAGR
130
120
110
100
90
80
2010
China
India
other OECD
Other
2030
dev.
Asia
Source: World Energy Outlook ©OECD/IEA, 2012; New Policies Scenario of World Energy Outlook ©OECD/IEA, 2013.
BHP Billiton Investor briefing, December 2013
Slide 29

bhpbilliton
resourcing the future
Substitution within the energy complex has allowed for a diverse base of supply
Economic drivers of the energy mix
Technology factors have influenced demand and supply
- electricity has substituted for biomass
- hydraulic fracturing has altered competitiveness of gas vs. coal
The closure of the economic arbitrage can take extended time
Policy drivers of the energy mix
Environmental regulation is used to dampen demand growth for certain technologies and fuels
Long term carbon regulation is paramount for the energy complex
The drive for energy security has led to a more diversified supply complex
Global energy mix
(%)
100
90
80
70
60
50
40
30
20
10
0
1910
1930
1950
1970
1990
oil
natural gas
coal
uranium
2010
renewables¹
Source: Energy Balances ©OECD/IEA, 2013; World Economic Forum. 1. Includes biomass.
BHP Billiton Investor briefing, December 2013
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Choice of energy is influenced by availability of domestic resources
Energy balances by region
(Btoe)
Europe
Former Soviet
Union
North America
2010
2030
2010
2030
Asia Pacific
2010
2030
Middle East
2010
2030
Africa
South America
2010
2010
2030
2010
2030
2030
renewables
uranium
thermal coal
natural gas
oil
Demand
Supply
Source: BHP Billiton analysis.
BHP Billiton Investor briefing, December 2013
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Choice of energy is also influenced by the type of end use consumption
Types of end use consumption influence the selection of fuels
- transport is reliant on oil
- certain industries are limited to direct coal consumption, like steelmaking
- biomass represents a large share of energy consumption in buildings
Total energy consumption in emerging Asia will increase by two-thirds to 2030
- transport will gain share
- power will increase its share to represent a quarter of all energy demand
Energy balance in emerging Asia in 2010
Other
Buildings
Transport
Production
Total consumption
Industry
renewables¹
Losses
uranium
coal
Imports
natural gas
oil
Note: Stock changes, statistical differences and transfers are excluded. Other includes agriculture and non-energy use. Emerging Asia is defined as non-OECD Asia. Source: World Energy Outlook ©OECD/IEA, 2012; Extended Energy Balances ©OECD/IEA, 2013.
1. Includes biomass.
BHP Billiton Investor briefing, December 2013
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Uncertainties exist in the energy complex
A number of economic and policy decisions will significantly influence demand
- such as demographics and the rate of economic growth
Supply conditions can be unpredictable given the uncertain nature of the resource base
Managing the response to carbon emissions and climate change represents a key challenge for the energy sector
Technology and efficiency are inherently uncertain in their development
IEA energy scenarios
(global growth in consumption of energy to 2030, Btoe)
5.0
4.0
3.0
2.0
1.0
0.0
450
NPS
CPS
buildings
transport
industry
transformation¹
other²
Note: World Energy Outlook scenarios include 450 Scenario (450), New Policies Scenario (NPS) and Current Policies Scenario (CPS).
Source: World Energy Outlook ©OECD/IEA, 2012; Extended Energy Balances ©OECD/IEA, 2013
1. Transformation includes power generation sector and other energy sectors as defined by IEA.
2. Other includes agriculture and non-energy use..
BHP Billiton Investor briefing, December 2013
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BHP Billiton possesses a uniquely diversified energy portfolio
Revenue by product
Revenue by region
Revenue by sector
2%
18%
24%
46%
8%
39%
26%
31%
28%
35%
37%
6%
oil
thermal coal
US
Asia
transformation¹
buildings
natural gas
uranium
Europe
rest of World
industry
transport
Global demand by fuel
Global demand by region
Global demand by sector
8%
5%
14%
17%
33%
34%
19%
32%
23%
36%
19%
25%
13%
22%
oil
thermal coal
US
Asia
transformation¹
buildings
natural gas
uranium
Europe
rest of World
industry
transport
renewables
other²
Source: World Energy Outlook ©OECD/IEA, 2013; BHP Billiton analysis.
1. Transformation includes power generation and other energy sectors as defined by IEA.
2. Other includes agriculture and non-energy use. Global demand data for 2011. BHP Billiton data for FY13.
BHP Billiton Investor briefing, December 2013
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Oil and gas form the foundation of the energy complex
Global energy demand growth is strong enough to drive increased consumption for all energy fuels
Along with renewable electricity, natural gas is one of the fastest energy supply growth sectors
Natural gas is the most versatile energy source, with growth in the transport, power, industry and residential sectors
Natural gas will play an important role in transitioning to a lower carbon future
Oil will remain competitive in the transport and petrochemical sectors
Primary energy supply by commodity
(Btoe)
18
CAGR
(2010-2030)
15
2.2%
12
9
2.4%
3
0.9%
0
2010
2015
2020
2025
2030
oil
natural gas
other fuels
Source: EIA, 2013; BHP Billiton analysis.
BHP Billiton Investor briefing, December 2013
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Key themes
Global GDP growth will be driven by the emerging economies
China’s growth model is in transition and evidence of progress is building
India’s economic growth will be cyclical and its energy demand will be significant
Substitution in the energy complex allows for a more robust and secure supply base
Industry economics and policy will influence longer term energy demand
Our uniquely diversified energy portfolio is a major differentiator
BHP Billiton Investor briefing, December 2013
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bhpbilliton
resourcing the future

Petroleum markets
Brett Langley
Vice President, Marketing
9 December 2013
bhpbilliton
resourcing the future

bhpbilliton
resourcing the future
Key themes
Global crude market fundamentals remain robust
US crude production growth will be absorbed by domestic refinery capacity
Global gas markets will continue to converge over time
Positive demand outlook for US gas and differentiated cost curve will support prices over the long term
US NGL supply growth is incentivising a demand response
Our diversified portfolio of liquids and gas is well positioned to capture increasing demand
BHP Billiton Investor briefing, December 2013
Slide 39

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resourcing the future
Global crude fundamentals remain robust
We forecast global liquids demand CAGR of 0.9% to 2030
- current consumption of 90 MMbbl/d
- over 100 MMbbl/d forecast by 2030
- underpinned by a significant increase in Asian transport fuel consumption
Supply side challenges include ongoing resource depletion and the high cost of additional capacity
- Canadian production represents the marginal barrel
- US and Brazil are key sources of non-OPEC supply growth
- OPEC will retain influence through its control of spare capacity, which averaged 3 MMbbl/d in 2012
Global liquids demand
(MMbbl/d)
120
90
60
30
0
2010
2015
2020
2025
2030
Americas
Europe
FSU
Africa
Middle East
OECD Asia
Non-OECD Asia
Global crude cost curve – 2020
Canada
0
20
40
60
80
100
Cumulative total
(MMbbl/d)
Liquids demand includes crude, NGLs and biofuels. Source: EIA; IHS; BHP Billiton analysis.
BHP Billiton Investor briefing, December 2013
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US refinery complex well positioned to manage increased shale oil supply
Shale oil development has underpinned a substantial recovery in US crude production
- forecast to increase from a low of 5 MMbbl/d in 2008 to 7.5 MMbbl/d in 2016
Production growth will be absorbed by existing, re-configured and new US refinery capacity
- 18 MMbbl/d of current US refinery capacity with ~43% located in the US Gulf
- over 3 MMbbl/d of crude imports have been displaced to date
US exports of refined products will meet strong demand from non-OECD countries
- Latin America is expected to consume an additional 1.7 MMbbl/d of refined products by 2020
Source: EIA.
US crude supply
(MMbbl/d)
12
9
6
3
0
1950
1970
1990
2010
2030
conventional
shale
US refinery capacity and utilisation
(MMbbl/d)
(%)
20
120
18
105
16
90
14
75
12
60
1988
1993
1998
2003
2008
2013
operable capacity
refinery utilisation
BHP Billiton Investor briefing, December 2013
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Fundamental change to the WTI-Brent spread
WTI historically traded at a premium to Brent to reflect transport costs from Gulf Coast to Cushing
WTI traded at a discount from 2011 as growth in US production led to an oversupply at Cushing
Investment in Cushing to Gulf Coast pipeline capacity has narrowed the spread
– Seaway pipeline was reversed in 2013
– expansion to Seaway pipeline and new Keystone southern leg pipeline expected to add 1.2 MMbbl/d by 2014
The spread will remain volatile as Gulf Coast refineries adjust to absorb incremental supply with excess crude transported to the East Coast
Longer term, the spread is expected to trade at transport differentials (WTI to Brent)
Locational crude prices
Cushing, OK
(WTI)
East coast
US$4-5/bbl
Permian Basin
Gulf Coast Refiners
Eagle Ford
$1-2/bbl
(LLS/SGC)
Keystone
Seaway ($4/bbl)
Longhorn ($4/bbl)
Note: Gulf Coast to Brent transport differential typically US$2/bbl.
WTI-Brent spread
(US$/bbl)
10
0
(10)
(20)
(30)
2001
2004
2007
2010
2013
Source: Goldman Sachs Global Investment Research; EIA. SGC: Southern Green Canyon; LLS: Louisiana Light Sweet.
BHP Billiton Investor briefing, December 2013
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We target refinery configurations that match our crude portfolio
Regional crude pricing reflects quality and locational differentials
- Australian crudes are indexed to Brent
- Gulf of Mexico crudes are primarily indexed to SGC
- Onshore US crudes trade at a discount to LLS (currently achieve ~94% of WTI)
The value of our crudes is related to refined product characteristics
- high diesel content of Pyrenees supports premium of up to ~US$7/bbl over Brent
- Gippsland/NWS lighter mix
- valuable diesel content in Eagle Ford
Our objective is to achieve the highest netback by targeting end use refinery configurations that value our crudes
Regional crude prices
(US$/bbl differential to WTI)
30
20
10
0
(10)
(20)
2008
2009
2010
2011
2012
2013
LLS
Brent
SGC
Crude quality by refined product
(%)
100
75
50
25
0
Pyrenees
Gippsland
NWSC
Mad Dog
Eagle Ford
Pricing marker
Brent
Brent
Brent
SGC
LLS
fuel oil
diesel
jet
naphtha/gasoline
LPG
Source: Argus Media (LLS, SGC); EIA; BHP Billiton analysis. SGC: Southern Green Canyon; LLS: Louisiana Light Sweet.
BHP Billiton Investor briefing, December 2013
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Strong global gas demand outlook
Global gas demand CAGR of 2.3% forecast to 2030
- current consumption of 320 bcf/d
- 480 bcf/d forecast by 2030
Asian demand forecast to double to 125 bcf/d by 2030
North American demand forecast to increase from 80 bcf/d to 115 bcf/d by 2030
European demand CAGR of 1% forecast to 2030
Global LNG demand CAGR of 4.1% forecast to 2030
- current global trade of 33 bcf/d
- 70 bcf/d forecast by 2030
- increasing global gas market share from 10% to 15%
Source: Wood Mackenzie; BHP Billiton analysis.
Global natural gas demand by region
(bcf/d)
500
400
300
200
100
0
2012 2014 2016 2018 2020 2022 2024 2026 2028 2030
Asia
North America
Middle East
Europe
FSU
other
Other includes Africa, Latin America and Oceania.
Global LNG demand by region
(bcf/d)
80
60
40
20
0
2012 2014 2016 2018 2020 2022 2024 2026 2028 2030
Asia
Europe
other
Other includes Africa, Latin America, Oceania, Middle East and North America.
BHP Billiton Investor briefing, December 2013
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The US is the largest gas market in the world
The US is the largest, most traded gas market in the world
- currently consumes 70 bcf/d
- over 95 bcf/d forecast by 2030
Current domestic consumption is evenly spread across key sectors
- 36% power generation
- 28% industrial demand
- 28% residential/commercial demand
Shale gas production has provided a substantial new supply source for the US
A less volatile gas price environment is incentivising new growth in power and industrial demand
Source: EIA.
US natural gas demand by sector
(bcf/d)
80
60
40
20
0
2001
2003
2005
2007
2009
2011
power
industrial
residential
commercial
other
Other includes natural gas vehicle and compression fuel demand.
US domestic production
(US$/mmbtu)
(bcf/d)
15
90
10
60
5
30
0
0
Jan 05 Jul 06 Jan 08
Jul 09
Jan 11 Jul 12
conventional
shale
Henry Hub price
BHP Billiton Investor briefing, December 2013
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Power generation provides gas price support
US energy policy continues to favour gas fired power generation over coal
Substantial retirements of sub-optimal coal plants are expected
- ~47 GW out of 340 GW to be retired by 2017
- represents ~5 bcf/d of incremental gas demand
The US power generation fleet has developed up to 9 bcf/d of switching capacity
- gas demand in the power sector reached 35 bcf/d in July 2012
Gas demand for power generation is providing underlying price support
Source: EIA.
Forecast US coal retirements
(cumulative, GW)
50
40
30
20
10
0
2012
2013
2014
2015
2016
2017
Share of total US electricity generation
(% of monthly MWh)
(US$/mmbtu)
60
15
40
10
20
5
0
0
Jan 07 Jan 08 Jan 09 Jan 10 Jan 11 Jan 12 Jan 13 coal
gas
Henry Hub price
BHP Billiton Investor briefing, December 2013
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A resurgence is underway in the industrial sector
Industrial gas demand declined by 4 bcf/d between 2002-2009
The current gas price environment has incentivised a resurgence in industrial activity
- incremental industrial demand of ~6 bcf/d expected by 2030
The majority of new demand will come from the petro-chemicals industry
- ~US$6 billion invested in new capacity since 2010
- a further US$66 billion of additional capacity announced out to 2020
- investment is highly concentrated in the US Gulf Coast
Source: EIA; American Chemistry Council; BHP Billiton analysis.
US industrial gas demand
(bcf/d)
30
25
20
15
10
2002 2006 2010 2014 2018
2022
2026
2030
Incremental industrial gas demand
(bcf/d)
8
6
4
2
0
2015
2020
2025
2030
chemical
petroleum/coal products metals
food paper
BHP Billiton Investor briefing, December 2013
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New markets provide further demand upside
Natural Gas Vehicle (NGV) demand growth of ~4 bcf/d is forecast by 2030
The majority of demand growth is expected from heavy duty vehicles
- 40% of the heavy trucking market could potentially switch to gas
Regional corridors for refuelling infrastructure are in place and can expand significantly
In a high oil price environment, demand for NGVs will be even more significant
We are increasing the use of NGVs and gas fuelled drill rigs in our Onshore US business
NGV gas demand
(bcf/d )
4
3
2
1
0
2012
2020
2030
light/medium
bus
heavy duty vehicles
Haynesville NGV
Source: BHP Billiton analysis.
BHP Billiton Investor briefing, December 2013
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As well as the emergence of US gas exports
Five US LNG non-FTA export projects have been approved by the Department of Energy (DoE)
- total of 6.77 bcf/d approved
- four are subject to Federal Energy Regulatory Commission (FERC) approval
US gas exports to Mexico are also expected to increase
- declining domestic production and substitution of liquids fuel in power generation sector
- 15 GW of additional gas fired power generation expected by 2020
Total US exports of up to 11 bcf/d in 2030 forecast to meet global market demand
Non-FTA country: country with no free trade agreement with the US.
Source: EIA; DoE; BHP Billiton analysis.
DoE approved LNG export capacity
(bcf/d)
8
6
4
2
0
2012 2015 2018 2021 2024 2027 2030
Sabine Ph1 Sabine Ph2 Freeport
Cove Point Lake Charles
US exports to Mexico
(bcf/d)
5
4
3
2
1
0
2012 2015 2018 2021 2024 2027 2030
existing demand incremental demand
BHP Billiton Investor briefing, December 2013 Slide 49

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Continued investment required to meet demand
The largest US gas supply sources include Marcellus, Haynesville and Fayetteville
Supply cost differentiation driven by a number of factors
- Economic Ultimate Recovery (EUR)
- production rate
- liquids yield
- proximity to market
Gas associated with liquids rich production represents a small component of total supply at 13%
Decline curves will require continued investment along the cost curve (e.g. Marcellus) supporting prices over the long term
Source: BHP Billiton analysis.
US gas delivered inducement cost curve - 2025
Basin supply
(bcf/d)
Marcellus
Haynesville
Fayetteville 37 29
Eagle Ford 11
Other 5 8
0 20 40 60 80
Cumulative total
(bcf/d)
Marcellus differentiated cost curve
(bcf/d)
Increasing cost
2007 2010 2013 2016 2019 2022 2025 2028
Proved Wet Low Cost Dry Low Cost
NE Dry Mid Cost SE Dry Mid Cost NE Dry Hi Cost
BHP Billiton Investor briefing, December 2013 Slide 50

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Our US shale gas resources are well positioned to access key markets
The US gas market consists of multiple supply and demand centres
Given their proximity to key southern and export markets our resources have a location advantage
We forecast a long term benefit of US$0.50/mmbtu relative to Marcellus
Our portfolio of pipeline capacity leaves us well positioned to access key markets
Our objective is to achieve the highest netback by capturing the location advantage and optimising the supply chain to targeted customers
Source: BHP Billiton analysis.
Regional gas flows
Canada
New York
Rockies
Chicago
Marcellus
So Cal
Fayetteville
Haynesville
Georgia
Permian
Henry Hub
Eagle Ford
Florida
Supply
Demand
Mexico exports
LNG exports
Import - Export
BHP Billiton Investor briefing, December 2013 Slide 51

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US exports will impact Asian LNG price formation
Asian LNG demand CAGR forecast of 4.5% to 2030
- supply will be met by a variety of competing sources
US LNG export projects are targeting Asian customers
- up to 5.8 bcf/d of DoE approved US exports are likely destined for Asia
With prices set by the Asian market, supplier margins will be set by transportation and liquefaction costs
In the medium term price formation is likely to move from oil indexation to a hybrid of indices until spot market fully matures
Longer term a fungible North Asian gas index will evolve
Source: Wood Mackenzie; BHP Billiton analysis.
Asian LNG demand
(bcf/d)
60
40
20
0
2005 2010 2015 2020 2025 2030
Asian LNG supply in 2030
11% Middle East & Africa
25% 40% Australia
Other
25% North America
ME & Africa Australia US LNG
BHP Billiton Investor briefing, December 2013 Slide 52

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Australian gas increasingly connected to LNG markets
LNG exports from Eastern Australia to commence in 2014
- over 70% of Eastern Australian supply to be exported by 2020
- 90% of Western Australian supply to be exported by 2020
We expect domestic pricing in Eastern Australia to be influenced by global LNG markets, similar to Western Australia
A trend to oil indexation has been evidenced in recent Eastern Australian domestic gas contracts
Longer term gas indexed spot markets are expected to evolve with pricing to reflect the demand and supply fundamentals of the day
Source: Department of Mines and Petroleum, IMO GSOO July 2013, AEMO GSOO Dec 2013.
Eastern Australian gas demand
(bcf/d)
10
8
6
4
2
0
2010 2012 2014 2016 2018 2020
domestic gas demand LNG exports
Western Australian gas demand
(bcf/d)
10
8
6
4
2
0
2010 2012 2014 2016 2018 2020
domestic gas demand LNG exports
BHP Billiton Investor briefing, December 2013 Slide 53

bhpbilliton
resourcing the future
US NGL supply growth is incentivising a demand response
NGLs consist of ethane, propane, butane, iso-butane and natural gasoline
- used for plastic production, refinery blending, fuel and as a heavy oil diluent
Individual US NGL prices are quoted at Mont Belvieu (adjusted for transportation / fractionation)
US markets are responding to the increase in supply
New LPG export and ethane steam cracking capacity is being developed
- ~1.9 MMbbl/d of potential LPG export capacity by 2020 (from 0.2 MMbbl/d in 2012)
- ~1.6 MMbbl/d of ethane steam cracking capacity by 2020 (from 0.9 MMbbl/d in 2012)
Source: EIA; OPIS; BHP Billiton analysis.
Eagle Ford NGL yield
US NGL price 9%
(% of WTI) 8%
7%
150 25% 51%
100
50
0
2009 2010 2011 2012 2013
ethane propane
butane iso-butane
natural gasoline
Incremental LPG supply and export capacity
(MMbbl/d)
2.0
1.5
1.0
0.5
0.0
2013 2014 2015 2016 2017 2018 2019 2020
incremental LPG supply
potential incremental export capacity
BHP Billiton Investor briefing, December 2013 Slide 54

bhpbilliton
resourcing the future
Key themes
Global crude market fundamentals remain robust
US crude production growth will be absorbed by domestic refinery capacity
Global gas markets will continue to converge over time
Positive demand outlook for US gas and differentiated cost curve will support prices over the long term
US NGL supply growth is incentivising a demand response
Our diversified portfolio of liquids and gas is well positioned to capture increasing demand
BHP Billiton Investor briefing, December 2013 Slide 55

bhpbilliton
resourcing the future

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: December 9, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary